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                             June 28, 2023

       David Humphreys
       Chief Financial Officer
       Babylon Holdings Ltd
       2500 Bee Cave Road
       Building 1 - Suite 400
       Austin, TX 78746

                                                        Re: Babylon Holdings
Ltd
                                                            Form 8-K
                                                            Filed June 23, 2023
                                                            File No. 001-40952

       Dear David Humphreys:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K, filed June 23, 2023

       General

   1. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to the transactions
contemplated by the Framework Implementation Agreement, dated May
                                                        10, 2023, including
reliance on any of the exceptions to the rule   s applicability. In doing
                                                        so, please address each
element of Rule 13e-3, including both the transactional element of
                                                        Rule 13e-3(a)(3)(i) and
the    effects    provided in Rule 13e-3(a)(3)(ii).
 David Humphreys
FirstName  LastNameDavid Humphreys
Babylon Holdings Ltd
Comapany
June       NameBabylon Holdings Ltd
     28, 2023
June 28,
Page 2 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Margaret Schwartz at 202-551-7153 or Katherine Bagley at 202-551-
2545 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Ryan Maierson, Esq.